VF 3-1-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AH 2/25/2003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



03014002

SEC FILE NUMBER

8- 50984

RECEIVED

FEB 2 1 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2002</u> AND ENDING <u>December 31, 2002</u>
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INDIANA SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1705 NORTH MERIDIAN STREET
(No. and Street)

INDIANAPOLIS   INDIANA   46202
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAWN BARRINGER   317-632-6000
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE & GARTRELL, P.C.
(Name – if individual, state last, first, middle name)

8465 KEYSTONE CROSSING, SUITE 195 INDIANAPOLIS, INDIANA   46240
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 0 6 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
SEC 1410 (06-02)   unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __DAWN BARRINGER_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__INDIANA SECURITIES, LLC_____ , as

of __DECEMBER 31_____ , 20 _02___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


_Dawn Barringer_____
Signature

_Treasurer_____
Title


_Joyce E. Nyberg_____
Comm Exp 2/20/08   Notary Public   (Joyce E. Nyberg)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒   Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRICE & GARTRELL, P.C.

Indiana Securities, LLC
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Indiana Securities, LLC as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of Indiana Securities, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 21, 2003

Stephen D. Price, C.P.A.   Joseph G. Miller, Jr., C.P.A.
H. Lynn Gartrell, C.P.A.   Frank T. Crislip, Jr., C.P.A.

CONTENTS

INDIANA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	128,698
Accounts receivable		4,961
Furniture and equipment, net of accumulated depreciation of $3,478		2,009
Investment – 300 warrants of the National Association of Securities Dealers, Inc., at cost		3,300
Total Assets	$	138,968

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accrued payroll, payroll taxes and other withholdings	$	5,666
Accrued retirement plan contribution		5,613
Total Liabilities		11,279
Members' Equity		127,689
Total Liabilities and Members' Equity	$	138,968

See accompanying notes to financial statements.
-2-

INDIANA SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE

Commissions and fees	$	244,095
Interest		1,411
		245,506

EXPENSES

Employee compensation and benefits	84,526
Occupancy and equipment costs	31,330
Professional	6,258
Insurance	8,016
Telephone	5,628
Office supplies	1,545
Other operating expense	5,514
	142,817

Net income	$	102,689

See accompanying notes to financial statements.

INDIANA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Balance at January 1, 2002	$ 191,246
Net income	102,689
Distribution to members	(166,246)
Balance at December 31, 2002	$ 127,689

INDIANA SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Operating Activities

Net income	$	102,689
Items not affecting net cash used by operating activities		
Depreciation		783
Changes in		
Accounts receivable		(3,908)
Accrued payroll and other liabilities		(3,273)
Net cash provided by operating activities		96,291

Financing Activities

Distributions to members		(166,246)
Decrease in cash		(69,955)
Cash, January 1, 2002		198,653
Cash, December 31, 2002	$	128,698

See accompanying notes to financial statements.

INDIANA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

Indiana Securities, LLC (the Company) is an Indiana limited liability company.

The Company was incorporated in November 1997 and is a fully licensed broker/dealer
in trading investment securities. The Company also engages in the selling of life
insurance and annuity contracts. As a limited liability company, each member's liability
is limited to the extent of its investment and each member's interest has the same rights
and privileges.

The preparation of financial statements in conformity with generally accepted
accounting principles requires management to make estimates and assumptions
that affect the reported amounts of assets and liabilities and disclosure of
contingent assets and liabilities at the date of the financial statements and the
reported amounts of the revenues, expenses, gains, losses and other changes in net
assets during the reporting period. Actual results could differ from those
estimates.

Bad Debts
Accounts receivable are considered fully collectible; therefore, no allowance for bad
debts has been provided.

Furniture and Equipment
Furniture and equipment are carried at cost. The Company provides for depreciation
using annual rates which are sufficient to amortize the costs of depreciable assets over
their estimated useful lives. Depreciation is computed using straight-line over estimated
useful lives.

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission uniform net capital
rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires
that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed
15 to 1. At December 31, 2002, the Company had net capital of $ 122,380 which was
$ 117,380 in excess required net capital of $ 5,000. The Company's ratio of aggregate
indebtedness to net capital was .09 to 1.

-6-

Revenue Recognition
Fees and commissions are recognized when the applicable transaction is complete.

Income Taxes
Since the Company is a limited liability company, it is not subject to federal, state and local income taxes and, accordingly, no provision for income taxes is required. The members include their share of net income or loss in their income tax returns.

2.   <u>LEASES – RELATED PARTIES</u>

The Company leased its operating facilities under a noncancellable operating lease arrangement. The lease expired at April 30, 2002. Rental expense for this lease is included in the income statement for the period ended December 31, 2002 was $ 6,286.

The Company relocated in May 2003 and now leases its facilities from its shareholders. The new lease is for one year expiring December 31, 2003. Rent is payable at $1,200 per month. The company is responsible for insurance, real estate taxes, maintenance and all utilities.

INDIANA SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Total Members' Equity $ 127,689

Nonallowable assets
    Furniture and equipment   (2,009)
    Investment   (3,300)
        Net capital $ 122,380

Reconciliation with Company's Computation (included in Part IIA of
   Form X-17A-5 as of December 31, 2002) reported in the
   Company's Focus Report Part IIA. $ 122,380

INDIANA SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Aggregate Indebtedness
    Included in statement of financial condition
      Accounts payable, accrued expenses
      and other liabilties $ 11,279

Computation of Basic Net Capital Requirement
    Minimum net capital required (6-2/3% of
      aggregate indebtedness) $ 751

    Minimum dollar net capital requirement of
      reporting broker or dealer $ 5,000

    Net capital requirement $ 5,000

    Excess net capital $ 117,380

    Excess net capital at 1,000% $ 121,252

    Ratio: Aggregate indebtedness to net capital   .09 to 1

INDIANA SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during
fiscal 2002.

PRICE & GARTRELL, P.C.

To the Board of Directors of
Indiana Securities, LLC
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Indiana Securities, LLC for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fullfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

Stephen D. Price, C.P.A.   Joseph G. Miller, Jr., C.P.A.
H. Lynn Gartrell, C.P.A.   Frank T. Crislip, Jr., C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 21, 2003